CORTEX SYSTEMS, INC. -  SHARE PURCHASE AGREEMENT TERMINATED

Nevada, January 21, 2003 - With reference to their press releases of November 27, 2002, and December 6, 2002, Cortex Systems, Inc. ("Cortex") (OTC:BB CTXY) announced today that the share purchase agreement ("Agreement") between its majority shareholders and Mr. Shane Lowry has been voluntarily terminated. All parties to the Agreement consented to terminate after it was agreed that certain terms of the Agreement would not be satisfied thus execution of the Agreement would not be in the best interests of Cortex nor its shareholders.

As a consequence of termination of the Agreement, Cortex will not make any changes to its Board of Directors, its officers, nor management. Further, Cortex will not reorganize its capital stockholdings nor will it pursue any agreements or relationships with Elasticated Adhesive Technologies Inc. (EAT), EATs shareholders, or EATs scientific board of advisors. Specifically, Cortex will not execute a share exchange agreement with EAT nor any of EATs shareholders.

Contact:
Kenneth Finkelstein
Phone: (206) 310-1344